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3-11-02



SECURITIES AND EXCHANGE COMMISSION

02007536

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RECEIVED FEB 28 2002

SEC FILE NUMBER
8-48706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CHADBOURN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Riverside Avenue
(No. and Street)

Jacksonville (City) Florida (State) 32204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Murphy, Chairman & CEO (904) 354-3632
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPA's
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501 (Address) New York (City) New York (State) 10005 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Daniel R. Murphy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Chadbourn Securities, Inc. (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Daniel R. Murphy, ~~Chairman &~~ CEO

Sworn and subscribed to before me this 27th day of February, 2002.



BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2002

CHADBOURN SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):



Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Chadbourn Securities, Inc.

We have audited the accompanying balance sheet of Chadbourn Securities, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadbourn Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for the purpose of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Buren + Hauke, LLC

New York, NY
February 26, 2002

CHADBOURN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$	174
Money market funds		5,222
Investments, at market value		1,599
Private placement, at cost		3,300
Total Assets	$	10,295

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$	-
Total Liabilities		-
Stockholder's Equity:		
Common stock - no par value;		
100,000 shares authorized;		
10,000 shares issued and outstanding; $1 stated value		10,000
Additional paid-in capital		9,350
Retained (deficit)		(9,055)
Total Stockholder's Equity		10,295
Total Liabilities and Stockholder's Equity	$	10,295

See accompanying notes.

CHADBOURN SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Fees	$ 50,000
Interest income	48
Total Revenues	50,048
Costs and Expenses:	
Unrealized losses	11,965
Deal expenses	10,103
Promotion	2,246
Office and general expenses	9,709
Telephone	1,095
Salaries	5,600
Professional fees	13,150
Registrations	1,865
Total Costs and Expenses	55,733
Net Loss	$ (5,685)

See accompanying notes.

CHADBOURN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net Loss	$	(5,685)
Adjustments to reconcile net loss to net cash (used) by operating activities:		
Accounts receivable related parties		
Money market funds		(5,222)
Accrued liabilities		(6,457)
Net Cash (Used) By Operating Activities		(17,364)
Cash Flows From Investing Activities:		
Additional paid-in capital		2,350
Decrease in investments		12,237
Net Cash Provided By Investing Activities		14,587
Cash Flows From Financing Activities		-
Net Increase In Cash		(2,776)
Cash Balance, Beginning of Period		2,950
Cash Balance, End of Year	$	174

See accompanying notes.

CHADBOURN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Shares of Common	Common Stock	Additional Paid-in Capital	Retained (deficit)	Total Stockholder's Equity
Balances, January 1, 2001	10,000	$10,000	$ 7,000	$ (3,370)	$ 13,630
Shareholder contribution	-	-	2,350		2,350
Net (loss) for the year	-	-	-	(5,685)	(5,685)
Balances, December 31, 2001	10,000	$10,000	$ 9,350	$ (9,055)	$ 10,295

See accompanying notes.

CHADBOURN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Chadbourn Securities, Inc. (Company) was incorporated in South Carolina on April 25, 1997 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business involves private placements.

The Company is a wholly-owned subsidiary of TYRAD, Inc. (parent).

The Company has a December 31 year-end.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenues – Fees
Fees are recorded as earned over the periods the services are performed.

Investments
The Company maintains its investments at market value, where appropriate. Changes during the year in the value of securities maintained at market value are recorded in the statement of operations as unrealized.

Private Placement
The Company has recorded its investment in a private placement at cost, which management believes approximates fair value.

Income Taxes
The Company is included in the consolidated tax return filed by its parent. Federal taxes, if applicable, are calculated as if the Company filed on a separate return basis.

The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carryforwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,651, which was in excess of its required net capital of $5,000.

4. RELATED PARTY TRANSACTION

The Company's parent, Tyrad, Inc. and the Company have an agreement whereby many of the Company's operating costs are obligations of the parent without recourse to the Company.

CHADBOURN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Total Stockholder's equity	$	10,295
Non-allowable assets and deductions:		
Non-allowable assets		3,300
		3,300
Net capital before haircuts on securities positions		6,995
Haircuts on securities positions		344
Net Capital	$	6,651
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Total aggregate indebtedness	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	1,651
Excess net capital at 1,000%	$	6,651
Percentage of aggregate indebtedness to net capital		0%

The above computation does not differ materially from the December 31, 2001 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Chadbourn Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Chadbourn Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 26, 2002

Van Buren & Hauke, LLC
Certified Public Accountants

CHADBOURN SECURITIES, INC.
(SEC I.D. No. 8-48706)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL